Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Second Quarter

and First Six Months of Fiscal Year 2016

KAILUA KONA, Hawaii (November 12, 2015) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, today announced financial results for the second quarter and first six months of fiscal year 2016, ended September 30, 2015.

Second Quarter 2016

For the second quarter of fiscal 2016 compared to the second quarter of fiscal 2015, net sales were $8,516,000 compared to $7,946,000, an increase of 7%. Gross profit was $3,100,000, with gross profit margin of 36.4%, compared to gross profit of $3,935,000 and gross profit margin of 49.5%. Operating loss was ($139,000) compared to operating income of $195,000. Net income was $14,000 or $0.00 per diluted share, compared to net income of $63,000 or $0.01 per diluted share.

Commenting on the second quarter 2016 results (changes shown vs. second quarter 2015), Brent Bailey, Cyanotech President and CEO, noted:

“Net sales in our Nutrex packaged consumer products grew +19% versus prior year in spite of a significant decrease in Astaxanthin production compared to the second quarter of last year. Second quarter net sales growth of our Nutrex business, by channel, was:

~ Nutrex Mainland:	+18%
~ Nutrex Hawaii:	-7%
~ Nutrex International:	+108%

“The strong increase in Nutrex International is primarily due to initial shipments of BioAstin into China. The decline in Nutrex Hawaii is primarily due to a temporary product placement change in several retail outlets that has been corrected.”

“BioAstin brand retail market share of Astaxanthin in the US natural products channel was 59%. Our Nutrex brand market share of Spirulina was 50%.

“Progress on major strategic initiatives and investments is continuing :

●

Based on the strong results to date, Costco management has approved expansion of BioAstin into the remaining 43 Los Angeles region warehouses in the third quarter of fiscal 2016, making it available in approximately 23% of Costco’s domestic warehouses.

●	The first phase of our Astaxanthin capacity expansion, which includes additional ponds, is projected to be completed by the end of November 2015.

●	We recently received the China Food and Drug Administration (CFDA) seal, which allows our BioAstin brand Astaxanthin to be imported into China. We believe BioAstin is the first astaxanthin consumer brand to receive the China Food and Drug Administration CFDA seal.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

“Although investments in these initiatives negatively impacted our profitability in the second quarter, they are expected to position us well for the future.”

“The decline in gross profit for the second quarter was primarily driven by the following factors:

●	A 41% decrease in Astaxanthin production compared to exceptionally strong production during the same period last year.

●	Changes in customer mix during the period resulted in higher overall sales allowances that are not expected to continue at this level.

●	A longer than expected start-up of our extraction plant led to outside processing costs in the second quarter.”.

First Six Months 2016
For the first six months ended September 30, 2015 compared to the first six months ended September 30, 2014, net sales were $16,110,000 compared to $15,570,000 an increase of 4%. Gross profit was $6,024,000, with gross profit margin of 37.4%, compared to gross profit of $6,994,000 and gross profit margin of 44.9%. Pretax loss was ($409,000) compared to a pretax loss of ($902,000), and net loss was ($91,000) or ($0.02) per diluted share, compared to a net loss of ($318,000) or ($0.06) per diluted share.

Trailing 12 Months

For the trailing 12 months ended September 30, 2015 compared to the trailing 12 months ended September 30, 2014, net sales were $34,349,000 compared to $29,990,000 an increase of 15%. Gross profit was $13,496,000, with gross profit margin of 39.3%, compared to gross profit of $12,615,000 and gross profit margin of 42.1%. Pretax income was $722,000 compared to a pretax loss of ($1,423,000), and net income was $203,000 or $0.04 per diluted share, compared to a net loss of ($739,000) or ($0.13) per diluted share.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers worldwide and is GMP-certified by the Natural Products AssociationTM. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended September 30, 2015, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except par value and number of shares)

(Unaudited)

	September 30, 2015	March 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$2,062	$2,226
Accounts receivable, net of allowance for doubtful accounts of $28 at September 30, 2015 and $6 at March 31, 2015	4,226	3,258
Inventories, net	6,169	5,678
Deferred tax assets	315	315
Prepaid expenses and other current assets	463	317
Total current assets	13,235	11,794

Equipment and leasehold improvements, net	17,534	14,754
Restricted cash	—	486
Deferred tax assets	3,373	3,035
Other assets	778	846
Total assets	$34,920	$30,915

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$560	$234
Customer deposits	97	31
Accounts payable	3,994	2,926
Accrued expenses	1,160	1,124
Total current liabilities	5,811	4,315

Long-term debt, excluding current maturities	7,335	5,109
Deferred rent	7	8
Total liabilities	13,153	9,432

Commitments and contingencies

Stockholders’ equity:
Common stock of $0.02 par value, shares authorized 50,000,000; 5,580,099 shares issued and outstanding at September 30, 2015 and 5,564,799 shares at March 31, 2015	112	111
Additional paid-in capital	31,221	30,846
Accumulated deficit	(9,566)	(9,474)
Total stockholders’ equity	21,767	21,483

Total liabilities and stockholders’ equity	$34,920	$30,915

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2015	2014	2015	2014

NET SALES	$8,516	$7,946	$16,110	$15,570
COST OF SALES	5,416	4,011	10,086	8,576
Gross profit	3,100	3,935	6,024	6,994

OPERATING EXPENSES:
General and administrative	1,486	2,170	2,696	4,917
Sales and marketing	1,616	1,462	3,348	2,696
Research and development	166	105	343	221
(Gain) Loss on disposal of equipment and leasehold improvements	(29)	3	(29)	13
Total operating expenses	3,239	3,740	6,358	7,847

Income (loss) from operations	(139)	195	(334)	(853)

Interest expense, net	(51)	(23)	(75)	(49)

Income (loss) before income tax	(190)	172	(409)	(902)

INCOME TAX EXPENSE (BENEFIT)	(204)	109	(318)	(584)

NET INCOME (LOSS)	$14	$63	$(91)	$(318)

NET INCOME (LOSS) PER SHARE:
Basic	$0.00	$0.01	$(0.02)	$(0.06)
Diluted	$0.00	$0.01	$(0.02)	$(0.06)

SHARES USED IN CALCULATION OF NET INCOME (LOSS) PER SHARE:
Basic	5,568	5,493	5,566	5,491
Diluted	6,047	5,668	5,566	5,491

73-4460 Queen Kaahumanu Highway, #102 ~ Kailua-Kona, Hawaii 96740

(808) 326-1353 fax (808) 329-3597 ~ www.cyanotech.com